FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

1. English Translation of Registrant’s Press Release dated March 10, 2011.
2. English Translation of Immediate Report filed by the Registrant with the Israel Securities Authority on March 10, 2011
3. Registrant's Financial Data from the Annual Consolidated Financial Statements Attributable to the Company's shareholders.
4. Registrant's Form 126 filed with the Israeli Securities Authority on March 10, 2011 in connection with the Registrant's Financial Results for the Fourth Quarter of 2010.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  March 10, 2011

3

ELRON ELECTRONIC INDUSTRIES ANNOUNCES 2010 RESULTS
INCOME FOR THE YEAR AMOUNTED TO $60.7 MILLION

•	TWO SUCCESSFUL EXITS COMPLETED:

o	MEDINGO SOLD TO F. HOFFMAN-LA ROCHE FOR AN IMMEDIATE CONSIDERATION OF APPROXIMATELY $160 MILLION AND AN ADDITIONAL CONTINGENT CONSIDERATION OF UP TO $40 MILLION;

o	TELEDATA SOLD TO CANADIAN COMPANY ENABLENCE INC. FOR APPROXIMATELY $50 MILLION.

•	CONTINUING TO INVEST IN GROUP COMPANIES:

o
ELRON PARTICIPATED IN APPROXIMATELY $17 MILLION FINANCING ROUND IN POCARED, WHICH IS DEVELOPING A LABORATORY SYSTEM FOR REAL-TIME DIAGNOSTICS, AND INCREASED ITS HOLDING IN THE COMPANY TO APPROXIMATELY 37%;

o
ELRON INVESTED $5 MILLION IN KYMA, WHICH IS DEVELOPING A MINIATURE RADAR-BASED DEVICE FOR THE CONTINUOUS HOME-MONITORING OF CHRONIC HEART FAILURE PATIENTS AND IS NOW HELD APPROXIMATELY 65% BY THE GROUP;

o	ELRON PARTICIPATED IN FINANCING ROUND IN NULENS, WHICH IS DEVELOPING ACCOMMODATIVE INTRACOCULAR LENSES, AND INCREASED ITS HOLDING TO APPROXIMATELY 35%.

o	ELRON AND RDC'S INVESTMENTS IN GROUP COMPANIES AMOUNTED TO APPROXIMATELY $37 MILLION IN 2010.

•	ELRON SIGNIFICANTLY FOCUSED ITS INVESTMENT ACTIVITIES, WHILE REDUCING G&A COSTS BY APPROXIMATELY 20% COMPARED TO 2009, AND BY APPROXIMATELY 40% COMPARED TO 2008.

•	ALL OF ELRON'S AND RDC'S BANK AND SHAREHOLDER LOANS AMOUNTING TO APPROXIMATELY $57 MILLION REPAID DURING 2010.

Arie Mientkavich, Elron's Chairman, and Ari Bronshtein, Elron's CEO, commented: "Elron concluded a successful year that saw two successful exits, a solidified financial position, and approximately $37 million invested in the development of its group companies. During 2010, the Company carried out a wide-scale refocusing of its investment activities, while continuing to reduce its operating expenses. In focusing on its core companies, Elron participated in the financing rounds of NuLens and Pocared and increased its holdings in companies."

Mr. Mientkavich and Mr. Bronshtein added: "In 2011, Elron will continue to seek new investments while continuing to take advantage of exit opportunities."

Tel Aviv, Israel, March 10, 2011 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron" or the "Company") today reported its financial results for 2010.

The net income attributable to Elron's shareholders in 2010 amounted to $60.7 million, as compared to a net loss of $14.3 million in 2009. The income for the year is primarily due to an approximately $70.8 million gain (net of non-controlling interest and of tax) from the sale of Medingo Ltd. in the second quarter of 2010, and an approximately $22.4 million gain from the sale of Teledata Networks Ltd. in the same quarter. These gains were offset by approximately $32.6 million of losses in respect of Elron's group companies, which continue to invest in their development and generate losses. In 2009 the Company's losses in respect of its group companies amounted to approximately $35.1 million.

CONTINUING TO INVEST IN GROUP COMPANIES' DEVELOPMENT

During 2010, Elron and RDC – Rafael Development Corporation Ltd. (a subsidiary held 50.1% by Elron and 49.9% by Rafael Advanced Defense Systems Ltd., the principal R&D entity of the Israeli Ministry of Defense), or RDC, invested approximately $37 million in their group companies.

In January 2010, Elron invested $2 million as part of an approximately $4.6 million financing round in NuLens Ltd., and increased its holding in NuLens to approximately 35%. NuLens is developing intra-ocular accommodating lenses. NuLens expects to commence an IDE clinical trial during the first half of 2012.

In January 2011, Elron invested approximately $2.6 million out of $5.8 million invested as part of a $17 million financing round in Pocared Diagnostics Ltd., and increased its holding in Pocared to approximately 37%. Pocared is developing a high throughput platform for real-time and automatic diagnosis of pathogens suspended in liquids that is based on optical technology. Pocared intends to work toward obtaining CE Marking for the product under its development during 2011.

In addition, Elron completed a $5 million investment in Kyma Medical Technologies Ltd. Kyma is developing a miniature radar-based device for the continuous home-monitoring of chronic heart failure patients. The group currently holds approximately 65% of Kyma's outstanding shares.

At the same time, Elron and RDC are seeking new investment opportunities.

G&A COSTS FURTHER REDUCED

Elron's G&A expenses in 2010 amounted to approximately $5.6 million, compared with approximately $7 million in 2009, representing an approximately 20% decrease, and compared with approximately $9.4 million in 2008, representing an approximately 40% decrease. The decrease was mainly due to the implementation of a services agreement with Discount Investment Corporation Ltd., and other measures implemented since May 2009 aimed at reducing operational costs.

FOURTH QUARTER RESULTS

The net loss attributable to Elron's shareholders in the fourth quarter of 2010 amounted to $3 million, as compared to a net income of $16.1 million in the fourth quarter of 2009. Fourth quarter results included approximately $5 million of losses in respect of Elron's group companies, which were offset by an approximately $1.6 million gain resulting from a decrease in Elron's interest in Notal Vision Inc. Fourth quarter 2009 results included approximately $6.9 million of losses in respect of Elron's group companies, and an approximately $21.9 million gain from the sale of Elron's holdings in NetVision Ltd.

2

LIQUIDITY, INVESTMENTS & SHAREHOLDERS' EQUITY

During 2010, Elron prepaid its entire debt to Israel Discount Bank Ltd. in respect of loans in the aggregate amount of approximately $30 million. In addition, Elron prepaid its entire debt to Discount Investment Corporation Ltd. in respect of loans in the aggregate amount of approximately $17.5 million. Also during 2010, RDC prepaid its entire debt to Mizrahi-Tefahot Bank Ltd. in respect of loans in the aggregate amount of $10 million, and its entire debt in respect of loans granted to it by its shareholders in the aggregate amount of approximately $32 million, including its debt to Elron in the amount of approximately $19 million. In August 2010, RDC distributed a special cash dividend in the aggregate amount of $30 million. Elron's share of this dividend amounted to approximately $15 million.

As of December 31, 2010, Elron's non-consolidated cash balance amounted to $40.7 million compared with $59.9 million at December 31, 2009.

Shareholders' equity attributable to Elron's shareholders at December 31, 2010, was $195.9 million, which represented approximately 78% of Elron's total assets, compared with $126.5 million, which represented approximately 59% of Elron's total assets, at December 31, 2009.

INVESTORS' PRESENTATION

Elron intends to release an investors' presentation to the public during the coming weeks, which will be available online on the SEC's website at www.sec.gov.

DELISTING FROM NASDAQ AND DOUBLE FILING OF REPORTS IN THE U.S. AND ISRAEL

On January 6, 2010, Elron voluntarily delisted from the Nasdaq Global Select Market. At this stage, Elron further intends to terminate the registration of its ordinary shares under the U.S. Securities Exchange Act of 1934 as soon as possible under SEC rules, thereby terminating its obligation to file annual and other reports with the SEC. The Company cannot project when and if such deregistration will take place. Since January 7, 2010, Elron's ordinary shares have been traded in the over-the-counter market in the U.S. under the symbol "ELRNF.PK". Elron's ordinary shares continue to be listed and traded on the Tel Aviv Stock Exchange, its principal trading market. As a result of the delisting, Elron is now required to comply with reporting requirements in accordance with both Israeli and U.S applicable securities laws and regulations.

In accordance with such reporting requirements in Israel, Elron today filed an annual report in Hebrew with the Israeli Securities Authority, simultaneously with its Annual Report filed with the SEC on Form 20-F. It should be noted that with respect to certain matters, the disclosure requirements of the annual report filed in Israel are broader than those required by U.S. securities laws and regulations. In the interest of maintaining uniformity between the information disclosed in Israel and the U.S., and ensuring that no material differences exist between its two annual reports, the Company included information it considers to be of importance to investors in the U.S. in its Form 20-F, despite not being so required. Elron's annual report filed with the Israeli Securities Authority is available at www.magna.co.il.

3

About Elron Electronic Industries

Elron Electronic Industries Ltd. (TASE: ELRN), a member of the IDB Holding group, is a technology holding company traded on the Tel-Aviv Stock Exchange. Elron's group companies currently comprise public and privately held companies engaged in a diverse range of technological activities, at various levels of maturity and progress. Elron focuses on identifying and developing unique technology companies that have the potential to be technology leaders, each in their respective fields. Current group companies include Given Imaging,  BrainsGate, NuLens, Pocared and Starling. For further information, please visit www.elron.com.

Company Contact:

Lauren Duke, Marcom Manager
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks are  detailed from time to time  in the Company's Annual Report on Form 20-F and other periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider. Elron assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to Elron's website above does not constitute incorporation of any of the information thereon into this press release.

**** FINANCIAL TABLES FOLLOW ***

4

Consolidated Statements of Financial Position as of

	December 31	December 31
	2010	2009
	$ thousands

Current assets
Cash and cash equivalents	56,539	64,747
Restricted cash	365	60
Trade receivables	3,061	2,084
Other current assets	4,324	3,391
Inventories	5,356	3,582

	69,645	73,864

Assets held for sale	17,211	-

Non-current assets
Investments in associates	109,369	113,237
Other investments (accounted as available for sale)	20,221	14,527
Other long-term receivables	28,218	940
Property, plant and equipment, net	2,079	2,991
Intangible assets, net	3,595	7,521

	163,482	139,216

Total assets	250,338	213,080

5

Consolidated Statements of Financial Position as of

	December 31	December 31
	2010	2009
	$ thousands

Current liabilities
Short term credit and loans from banks and others	850	10,865
Trade payables	3,856	4,273
Other current liabilities	8,801	9,627
Current maturities of convertible debentures	1,275	1,172

	14,782	25,937

Long-term liabilities
Long term loans from banks and others	535	36,981
Loans from shareholders	-	16,737
Convertible debentures	2,110	2,211
Royalty bearing government grants	8,385	8,685
Employee benefits	134	194
Other long term liabilities	153	242
Deferred taxes	4,746	-

	16,063	65,050

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573
Share premium	190,378	190,328
Capital reserves	14,855	10,067
Accumulated Deficit	(18,885)	(83,499)

	195,921	126,469

Non-controlling interests	23,572	(4,376)

Total equity	219,493	122,093

Total liabilities and equity	250,338	213,080

6

Consolidated Statements of Income

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2010	2009	2008
	$ thousands
	(except for income (loss) per share data)

Income
Income from sales	9,608	9,904	6,237
Gain from disposal of investee companies and changes in holdings, net	160,010	31,802	783
Financial income	2,739	1,413	6,259
	172,357	43,119	13,279

Cost and Expenses
Cost of sales	3,948	4,824	3,200
Research and development expenses, net	18,209	25,699	29,911
Selling and marketing expenses	6,551	8,985	7,525
General and administrative expenses	13,577	15,865	19,065
Equity in losses of associates, net	10,863	10,514	40,146
Amortization of intangible assets	1,484	1,416	1,061
Financial expenses	3,031	5,434	4,800
Other expenses, net	3,136	2,230	257
	60,799	74,967	105,965

Income (loss) before taxes on income	111,558	(31,848)	(92,686)
Taxes on income (tax benefit)	6,112	(2,453)	(32)

Net income (loss)	105,446	(29,395)	(92,654)

Attributable to:
The Company's shareholders	60,678	(14,304)	(71,834)
Non-controlling interests	44,768	(15,091)	(20,820)

	105,446	(29,395)	(92,654)

Net income (loss) per share attributable to the Company's shareholders

Basic net income (loss) per share	1.98	(0.48)	(2.43)

Diluted net income (loss) per share	1.98	(0.49)	(2.44)

7

Translation of Immediate Report filed by the Registrant with the Israeli Securities Authority on March 10, 2011

Elron today announced that its board of the directors (March 10, 2011) today approved, after receiving approval therefor of the audit committee (in the meeting as of March 8, 2011) a payment of a bonus of NIS1,200,000 (approximately $334,000) (the"Bonus") to the chairman of the board of directors of the Company, Mr. Arie Mientkavitch, for the year 2010. The payment of the bonus is subject to the approval of the general meeting of shareholders

Furthermore, the payment of bonuses to officers and other employees were also approved at the meeting.

For the details of the employment terms of the chairman of the board of directors and details regarding his aggregate compensation paid to chairman of the board of directors, see the description item 6 of the Company's 20F filed with the SEC earlier today.

The Bonus was approved by the audit committee and the board of directors, after a discussion on the matter. The audit committee and the board of directors were presented, inter alia, with amounts on Mr. Mientkavich’s overall terms of employment, as well as a document prepared by an external expert on the reasonableness of the amount of the annual compensation (including the proposed bonus), in which a comparison of the overall terms of employment and the annual bonus was made with similar officers in public companies similar to the Company and its scope of business. Details regarding the Company's financial results for 2010 were presented to the audit committee and the board of directors.

The following are the reasons of the audit committee and the board of directors for approving the Bonus:

1.
The Bonus, which is equivalent to approximately. 9.2 monthly salaries of the chairman of the board in 2010, reflects Mr. Mientkavich’s contribution to the Company and is fair and reasonable, inter alia in view of the Company’s business performance in 2010.

2.
The Bonus is granted in light of the activity and special contribution of the chairman of the board to the Company’s business in the context of performance of his duties in 2010, particularly for leading the Company in the processes for the sale of Medingo and Teledata, in addition to his continuous leadership, since taking office, of the Company’s cost-saving efforts, focusing of managerial input and the investment in some of the Group’s companies.

3.
Based on figures that were presented to the board of directors, the cost of the chairman of the board’s terms of employment, including the annual bonus, on the whole, relative to the Company’s business and results is reasonable and acceptable for officers in his position, in a public company of the Company’s type and of its scope of business and does not exceed the range of companies examined.  In addition, the overall cost of employment meets market standards relative to the accepted norm and is fair and reasonable in a public company of the Company’s type and scope of business.

4.	The grant of the bonus is in the ordinary course of business and should not have a material effect on the Company’s profitability, assets or liabilities.

5.
The grant of an annual bonus to the chairman of the board is made in the framework of his terms of employment, which were approved, inter alia, by the general meeting of the shareholders in May 2007, whereby the board of directors shall consider the grant of an annual bonus to the chairman of the board, in such amount as the board of directors shall determine, and all subject to the approval of the Company’s shareholders meeting.

6.
In determining the scope of the bonus, the board of directors considered, inter alia, the following parameters: The contribution of the chairman of the board to investments made by the Company and to the realization of investments made; the Company’s business performance during the year; the contribution of the chairman of the board to the Company’s business, profits, strength and stability; the Company’s need to retain a chairman of the board having unique skills, knowledge, experience and expertise; the extent of the responsibility imposed on the chairman of the board; the satisfaction with the functioning of the chairman of the board; the chairman of the board’s contribution to proper corporate governance, control environment and ethics.

As stated above, the Bonus is subject to the approval of the shareholders meeting. The Company will file an immediate report convening a shareholders meeting in accordance with the applicable regulations.

Elron Electronic Industries Ltd.

English Translation of Financial Data from the
Annual Consolidated Financial Statements
Attributable to the Company's shareholders

As of

December 31, 2010

US dollars in thousands

To
The shareholders of Elron Electronic Industries ltd.
The triangle building
42nd floor
3 Azrieli center
Tel-aviv

Re:	Auditor's Special Report on the Separate Financial Information in accordance with Regulation 9C to the Securities Regulations (Immediate and Periodic Reports), 1970

We have audited the separate financial information presented according to Regulation 9C to the Securities Regulations (Immediate and Periodic Reports), 1970 of Elron Electronic Industries Ltd. ("the Company") as of December 31, 2010 and 2009 and for each of the three years the last of which ended on December 31, 2010. This separate financial information is the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on this separate financial information based on our audits.

We did not audit the financial statements of certain associates, the investment in which, at equity, amounted to $ 32.4 million and $ 29 million as of December 31, 2010 and 2009, respectively, and the Company’s equity in their earnings amounted to $ 3.1 million, $ 4 million and $ 1.1 million for the years ended December 31, 2010, 2009 and 2008, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other the auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the separate financial information is prepared, in all material respects, in accordance with Regulation 9C to the Securities Regulations (Immediate and Periodic Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 10, 2011	A Member of Ernst & Young Global

Special Report Pursuant to Regulation 9(c)
Financial Data and Information from the Annual Consolidated Financial Statements
Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("separate data") are derived from the Company's Annual Consolidated Financial Statements as of December 31, 2010, and for the year then ended ("annual consolidated financial statements"), which form part of the Company's periodic reports. The separate data are presented in accordance with Regulation 9(c) of the Israel Securities Law Regulations (Periodic and Immediate Statements) – 1970.

The significant accounting policies followed in the preparation of the following separate data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2010 ("annual consolidated financial statements").

Presentation of transactions which were eliminated in the annual consolidated financial statements
Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's consolidated financial statements.

In the separate data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the annual consolidated financial statements.

■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the annual consolidated financial statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the annual consolidated financial statements.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	December 31,
	2010	2009
	$ thousands

Current assets
Cash and cash equivalents	40,714	59,915
Other current assets	1,025	1,384

	41,739	61,299

Assets held for sale	17,211	-

Non-current assets
Investments in subsidiaries and associates, net	213,338	166,006
Other investments (accounted as available for sale)	18,438	12,667
Property, plant and equipment, net	121	214
Other long-term receivables (Note 2)	6,792	12,904

	238,689	191,791

Total assets	297,639	253,090

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	December 31,
	2010	2009
	$ thousands

Current liabilities
Trade payables	234	156
Other current liabilities (Note 7)	20,600	3,687

	20,834	3,843

Long-term liabilities
Loans from banks	-	30,000
Loans from shareholders	-	16,737
Other long term liabilities (Note 4)	80,884	76,041

	80,884	122,778

Total Liabilities	101,718	126,621

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573
Share premium	190,378	190,328
Capital reserves	14,855	10,067
Accumulated deficit	(18,885)	(83,499)

Total equity	195,921	126,469

	297,639	253,090

The accompanying additional information is an integral part of the separate financial data and information.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the annual consolidated financial statements: March 10, 2011

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Income Attributable to the Company

	Year ended December 31,
	2010	2009	2008
	$ thousands

Income
Financial income	1,593	1,342	1,562

Cost and Expenses
General and administrative expenses	5,470	6,932	9,638
Financial expenses	6,671	3,322	1,309
Other expenses (income), net	1,191	1,660	(978)

	13,332	11,914	9,969

	(11,739)	(10,572)	(8,407)

Gain from disposal of investment companies and changes in holdings , net	41,197	26,873	768
Company’s share of income (loss) of subsidiaries and associates	31,220	(30,605)	(64,163)

Income (loss) before tax attributable to the Company's shareholders	60,678	(14,304)	(71,802)

Taxes on income	-	-	32

Net income (loss) attributable to the Company's shareholders	60,678	(14,304)	(71,834)

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Comprehensive Loss Attributable to the Company

	Year ended December 31,
	2010	2009	2008
	$ thousands

Net income (loss) attributable to the Company's shareholders	60,678	(14,304)	(71,834)

Other comprehensive income (loss):

Gain from revaluation of investment following consolidation	-	-	5,219
Actuarial gains from defined benefit plan	-	-	80
Gain (loss) from available-for-sale financial assets	9,520	5,001	(131)
Available-for-sale financial assets classified to the statement of income	-	(84)	(2,674)
Foreign currency translation differences for foreign operations	(591)	(64)	939
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	(4,330)	-

Total other comprehensive income attributable to the Company	8,929	523	3,433

Other comprehensive income (loss) attributable to the Company's subsidiaries and associates	(507)	400	(2,084)

Total comprehensive income (loss) attributable to the Company's shareholders	69,100	(13,381)	(70,485)

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Cash Flows Attributable to the Company

	Year ended December 31,
	2010	2009	2008
	$ thousands

Cash flows from operating activities

Net income (loss) attributable to the Company	60,678	(14,304)	(71,834)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Adjustment to the profit or loss items:
Company’s share of loss (income) of subsidiaries and associates	(31,220)	30,605	64,163
Depreciation	52	101	64
Financial (income) expenses, net	(1,006)	(287)	475
Stock based compensation and changes in liability in respect of call options	92	127	259
Accrued interest on loans from shareholders	742	1,561	176
Impairment of investments	3,189	1,455	413
Loss (gain) from sale of property and equipment	(7)	55	-
Gain from disposal of investment companies and changes in holdings in associates, net	(41,197)	(26,873)	(768)
Other	(584)	(1,037)	297

	(69,939)	5,707	65,079
Changes in assets and liabilities of the Company:
Decrease (increase) in other current assets	673	(151)	5
Increase in long term receivables	(355)	(358)	(739)
Increase (decrease) in trade payables	78	(120)	(125)
Increase in other long term liabilities	4,843	624	996
Increase in other current liabilities*	16,909	1,161	2,542

	22,148	1,156	2,679

Cash paid and received during the year for:
Interest paid	(1,565)	(727)	(559)
Interest received	2,571	1,014	84

	1,006	287	(475)

Net cash provided by (used in) operating activities	13,893	(7,154)	(4,551)

*)           See also note 4

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	Year ended December 31,
	2010	2009	2008
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(4)	(2)	(115)
Investment in associates and subsidiaries	(16,110)	(13,974)	(79,596)
Proceeds from sale of property and equipment	51	76	37
Proceeds from sale of associates and subsidiaries	17,564	63,206	-
Loans to subsidiary	(6,000)	(3,343)	-
Repayment of loans by subsidiary	17,500	-	-
Dividend received from associates and subsidiaries	-	8,117	-
Proceeds from sale of available for sale securities	-	-	29,452
Proceeds from long term deposits	-	-	14,227

Net cash provided by (used in) investment activities	13,001	54,080	(35,995)

Cash flows from financing activities
Receipt of long-terms loans from shareholders	-	9,000	6,000
Receipt of long-terms loans from banks	-	-	30,000
Repayment of loans to banks	(30,000)	-	-
Repayment of loans to shareholders	(16,279)	-	-
Proceeds from exercise of options	50	-	-
Award paid to CEO by controlling shareholders	134	-	-

Net cash provided by (used in) financing activities	(46,095)	9,000	36,000

Increase (decrease) in cash and cash equivalents	(19,201)	55,926	(4,546)

Cash and cash equivalents as of beginning of the year	59,915	3,989	8,535

Cash and cash equivalents as of end of the year	40,714	59,915	3,989

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D. in thousands

1.             General

The accompanying condensed separate financial data have been prepared in accordance with Regulation 9(c) of the Israel Securities Law Regulations (Periodic and Immediate Statements) – 1970.

Pursuant to the decision of the Company's Board of Directors from November 12, 2009, on January 6, 2010, the Company voluntarily delisted its ordinary shares from the NASDAQ Global Select Market. At this stage, the Company intends to terminate the registration of its ordinary shares under the Securities Exchange Act of 1934, as amended, as soon as possible under SEC rules, thereby releasing Elron from its obligation to file reports with the SEC. Deregistration will be possible depending on the amount of the Company's share held by persons resident in the U.S. or the trading volume in the Company's shares in the U.S. The Company cannot project when and if such deregistration will take place.

2             Long term receivables

Up until March 31, 2010, long term receivables included loans granted by the Company to its subsidiary, RDC  Rafael Development Corporation Ltd. ("RDC"). For further details concerning loans granted by the Company to RDC and the repayment of such loans during June 2010, see Note 3C to the annual consolidated financial statements. As of December 31, 2010, long term receivables are mainly comprised of non-tradable bonds of Enablence in the amount of $ 3,878 (see also Note 3.C.1(b) and Note 10 to the annual consolidated financial statements)  as well as a deposit held in escrow in the amount of $ 2,705, received as a result of the sale of Medingo (see also Note 3.C.2(b) and Note 10 to the annual consolidated financial statements).

3.             Dividend Distributed by RDC

On August 16, 2010, RDC distributed a dividend in the aggregate amount of $30,000 to its shareholders. The portion of DEP Technology Holdings Ltd. (a company fully owned by Elron, which holds 50.1% of RDC) in such dividend is approximately $15,000. The amount advanced to Elron was charged as an increase in inter-company balance and is presented in the Company's statement of financial position as part of other current liabilities.

4.             Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. ("Elbit") which is a fully owned subsidiary of Elron. The balance is comprised of non-interest bearing and unlinked NIS capital notes.

For information about the dividend distributed by Elbit to Elron in December 2009 and December 2010, see Note 3B to the annual consolidated financial statements.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D. in thousands

5.	Cash and Cash equivalents attributed to the Company (excluding amounts attributed to associates)

	December 31
	2010	2009
	$ thousands

In U.S. dollar	40,263	59,500
In NIS	451	415

	40,714	59,915

6.	Disclosure for financial assets attributed to the Company (excluding amounts attributed to associates)

Following are the balances and expected maturity dates of the Company's significant investments according to groups of financial instruments pursuant to IAS 39:

December 31, 2010

	Less than one year	1 to 2 years	2 to 3 years	> 3 years	Un-determined	Total
	$ thousands
Other investments (accounted for as available-for-sale)	-	-	-	-	18,438	18,438
Available-for-sale financial assets classified as held-for-sale	17,211	-	-	-	-	17,211
Loans and receivables *)	910	12,967	-	-	-	13,877
Other long term liabilities	-	6,980	30	76	-	7,086

	18,121	19,947	30	76	18,438	56,612

December 31, 2009

	Less than one year	1 to 2 years	2 to 3 years	> 3 years	Un-determined	Total
	$ thousands

Other investments (accounted for as available-for-sale)	-	-	-	-	12,667	12,667
Loans and receivables *)	16,974	-	-	-	-	16,974

	16,974	-	-	-	12,667	29,641

*)
Including a loan to Starling Advanced Communications Ltd. ("Starling", a subsidiary), in the amount of approximately $ 11,882 as of December 31, 2010 (approximately $ 2,753 as of December 31, 2009) which is presented in the Company's statement of financial position as part of Investments in subsidiaries and associates, net.

In addition, the Company holds approximately 40% of the Convertible Debentures issued by Starling (see also Note 3C to the annual consolidated financial statements). The Company's holding of Starling's Convertible Debentures is also presented in the Company's statement of financial position as part of Investments in subsidiaries and associates, net.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D. in thousands

7.	Disclosure for financialliabilities attributed to the Company (excluding amounts attributed to associates)

A.	Other current liabilities attributed to the Company

	December 31
	2010	2009
	$ thousand

Liabilities to employees and other payroll related expenses	1,183	1,257
Related parties (see Note 3 above)	18,814	1,811
Accrued expenses	449	445
Other payables	154	174

	20,600	3,687

B.	Liquidity risk attributed to the Company

For description of the risks that the Company is exposed to, which derives from the use of financial instruments and for the policy for managing its liquidity, see Note 24 to the annual consolidated financial statements.

Set forth below are the repayment dates of financial liabilities, according to their contractual terms in non-capitalized amounts (including interest payments):

December 31, 2010

	Less than one year	1 to 2 years	2 to 3 years	> 3 years	Un-determined	Total

Trade payables	234	-	-	-	-	234
Other current financial liabilities	1,786	-	-	-	-	1,786
Related parties	18,814	-	-	-	80,884	99,698

	20,834	-	-	-	80,884	101,718

December 31, 2009

	Less than one year	1 to 2 years	2 to 3 years	> 3 years	Un-determined	Total

Loans from banks	465	30,271	-	-	-	30,736
Trade payables	156	-	-	-	-	156
Other current financial liabilities	1,876	-	-	-	-	1,876
Loans from Shareholders	-	17,185	-	-	-	17,185
Related parties	1,811	-	-	-	76,041	77,852

	4,308	47,456	-	-	76,041	127,805

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D. in thousands

8.	Linkage terms of financial assets and liabilities attributed to the Companyaccording to groups of financial instruments pursuant to IAS 39

December 31, 2010

	USD (or USD linked)	NIS	Non- monetary item	Total

Assets
Available-for-sale financial assets	-	-	18,438	18,438
Available-for-sale financial assets classified as held for sale	-	-	17,211	17,211
Other long term liabilities	6,792	-	-	6,792
Loans and receivables	11,882	910	-	12,792

Total assets	18,674	910	35,649	55,233

Liabilities
Financial liabilities measured at amortized cost	222	101,496	-	101,718

December 31, 2009

	USD (or USD linked)	NIS	NIS (CPI linked)	Non- monetary item	Total

Assets
Available-for-sale financial assets	-	-	-	12,667	12,667
Loans and receivables	15,598	62	-	848	16,508

Total assets	15,598	62	-	13,515	29,175

Liabilities
Financial liabilities measured at amortized cost	30,237	80,936	16,737	46	127,956

9.	Taxes on income

A.	Tax laws applicable to the Company For information about the tax laws applicable to the Company see Note 21 to the annual consolidated financial statements.

B.	Tax assessments attributed to the Company The Company received final tax assessments through 2004.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D. in thousands

9.	Taxes on income (Cont.)

C.
Carryforward tax losses and other temporary differences attributed to the Company

As of December 31, 2010, the Company has operating carryforward tax losses and capital losses which total approximately $188,000.

Deferred tax assets relating to the aforesaid carryforward operating losses and to other temporary differences of approximately $31,500 were not recognized because their utilization in the foreseeable future is not probable.

10.	Balances and transaction with related parties and interested parties

A.	Balances with related parties and interested parties

Composition

	December 31,
	2010	2009

Other current assets	802	786

Long-term loans (including current maturities)	-	12,904

Othr current liabilities	18,814	1,811

Capital note (see also Note 4 above)	80,884	76,041

B.
Loans

The Company granted certain of its subsidiaries and associates loans which are presented in the Company's statement of financial position as part of Investments in subsidiaries and associates, net. The Company recorded interest income in respect of these aforesaid loans in the amount of $ 896 in its statement of income for 2010, (approximately $ 1,217 in 2009 and $ 863 in 2008).

For more information about loans which the Company granted its subsidiaries and associates as well as to details about guarantees and obligations to grant guarantees which were granted by Elron to Teledata, see Note 3 to the annual consolidated financial statements.

Liabilities report of the Company by repayment date
Section 36a to the Israel Securities Law (1968)

Report as of December 31, 2010
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of December 31, 2010 (1 USD = 3.549 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	887	0	148
Second year	0	0	0	1,065	0	82
Third year	0	0	0	710	0	17
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	18,302	0
Total	0	0	0	2,662	18,302	247

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are  not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total